NO ACT
PE 2-20-03
0-20031



03010745

February 26, 2003

Act 34
Section 13(a)
Rule
Public
Availability 2-26-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

1. Wilmington Trust Company, as Trustee, and
2. American Income Partners V-A Limited Partnership Liquidating Trust
3. American Income Partners V-B Limited Partnership Liquidating Trust
4. American Income Partners V-C Limited Partnership Liquidating Trust
5. American Income Partners V-D Limited Partnership Liquidating Trust
6. American Income Fund I-C, a Massachusetts Limited Partnership
7. Liquidating Trust
8. American Income Fund I-D, a Massachusetts Limited Partnership Liquidating Trust
8. American Income Fund I-E, a Massachusetts Limited Partnership Liquidating Trust
9. AIRFUND International Limited Partnership Liquidating Trust, and
10 AIRFUND International Limited Partnership Liquidating Trust
(each a "Liquidating Trust" and, collectively, the "Liquidating Trusts")
Incoming letter dated February 20, 2003

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trusts, in reliance on your opinion of counsel that the Liquidating Trusts are not issuers of "equity securities" within the meaning of Section 12(g) of the Act, operate as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934.

In arriving at this position, we note that:

- the Beneficial Interests in each Liquidating Trust are not transferable or assignable, except by operation of law;

- the Beneficial Interests in each Liquidating Trust will not be represented by certificates;

- the purpose of each Liquidating Trust is specifically limited to holding, protecting, and selling the assets transferred to it and distributing the proceeds;

- each of the Liquidating Trusts will terminate upon payment to the holders of Beneficial Interests of all of the assets in such Liquidating Trust and in no event later than December 31, 2003 (provided that if any Liquidating Trust's existence

NO ACT
P.E 2-20-03
0-19134



03010747

February 26, 2003

Act 34
Section 13(a)
Rule
Public Availability 2-26-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

1. Wilmington Trust Company, as Trustee, and
2. American Income Partners V-A Limited Partnership Liquidating Trust
3. American Income Partners V-B Limited Partnership Liquidating Trust
4. American Income Partners V-C Limited Partnership Liquidating Trust
5. American Income Partners V-D Limited Partnership Liquidating Trust
6. American Income Fund I-C, a Massachusetts Limited Partnership
7. Liquidating Trust
8. American Income Fund I-D, a Massachusetts Limited Partnership Liquidating Trust
8. American Income Fund I-E, a Massachusetts Limited Partnership Liquidating Trust
9. AIRFUND International Limited Partnership Liquidating Trust, and
10 AIRFUND International Limited Partnership Liquidating Trust
(each a "Liquidating Trust" and, collectively, the "Liquidating Trusts")
Incoming letter dated February 20, 2003

On the basis of the facts presented, this Division will not recommend enforcement action to the Commission if the Liquidating Trusts, in reliance on your opinion of counsel that the Liquidating Trusts are not issuers of "equity securities" within the meaning of Section 12(g) of the Act, operate as described in your letter without compliance with the registration and reporting requirements of the Securities Exchange Act of 1934.

In arriving at this position, we note that:

- the Beneficial Interests in each Liquidating Trust are not transferable or assignable, except by operation of law;

- the Beneficial Interests in each Liquidating Trust will not be represented by certificates;

- the purpose of each Liquidating Trust is specifically limited to holding, protecting, and selling the assets transferred to it and distributing the proceeds;

- each of the Liquidating Trusts will terminate upon payment to the holders of Beneficial Interests of all of the assets in such Liquidating Trust and in no event later than December 31, 2003 (provided that if any Liquidating Trust's existence is extended beyond December 31, 2003, the Liquidating Trust will request and receive additional assurance from the Division before any such extension); and

- the Trustee will provide each holder of Beneficial Interests with periodic reports containing unaudited financial statements and certain other information and will file such reports on Forms 10-K and 8-K.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the question presented.

Sincerely,



Mark S.Webb
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2003

William M. Pollak
Putney, Twombly, Hall & Hirson LLP
521 Fifth Avenue
New York, New York 10175

Re: Wilmington Trust Company

Dear Mr. Pollak:

In regard to your letter of February 20, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

PUTNEY, TWOMBLY, HALL & HIRSON LLP
ESTABLISHED 1866
COUNSELORS AT LAW
521 FIFTH AVENUE
NEW YORK, NEW YORK 10175
(212) 682-0020
TELEFAX: (212) 682-9380
putneylaw.com

120 WOOD AVENUE SOUTH
SUITE 600
ISELIN, NEW JERSEY 08830
(732) 632-2505
TELEFAX: (732) 632-2506

226 SEVENTH STREET
GARDEN CITY, NY 11530
(516) 365-3329
TELEFAX: (516) 739-6177

5355 TOWN CENTER ROAD
SUITE 801
BOCA RATON, FLORIDA 33486
(800) 935-8480
TELEFAX: (561) 368-9274

February 20, 2003

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Re:	SEC File No.[1]
Wilmington Trust Company, as Trustee, and	
American Income Partners V-A Limited Partnership Liquidating Trust	0-18364
American Income Partners V-B Limited Partnership Liquidating Trust	0-18365
American Income Partners V-C Limited Partnership Liquidating Trust	0-19134
American Income Partners V-D Limited Partnership Liquidating Trust	0-19135
American Income Fund I-A, a Massachusetts Limited Partnership Liquidating Trust	33-35148-01
American Income Fund I-B, a Massachusetts Limited Partnership Liquidating Trust	33-35148-02
American Income Fund I-C, a Massachusetts Limited Partnership Liquidating Trust	0-20031
American Income Fund I-D, a Massachusetts Limited Partnership Liquidating Trust	0-20030
American Income Fund I-E, a Massachusetts Limited Partnership Liquidating Trust	0-20029
AIRFUND International Limited Partnership Liquidating Trust, and	0-18368
AIRFUND II International Limited Partnership Liquidating Trust	0-19137
(each a "Liquidating Trust" and collectively, the "Liquidating Trusts")	

Ladies and Gentlemen:

We represent Wilmington Trust Company (the "Trustee"), not in its individual capacity but solely as trustee of the above Liquidating Trusts, and the Liquidating Trusts, each of which is a

[1] The Liquidating Trusts are the successors of certain Partnerships and are submitting this request letter under the SEC File Nos. for the predecessor Partnerships.

liquidating trust that has been established to complete the liquidation of the remaining assets of certain limited partnerships (each a "Partnership" and collectively, the "Partnerships")[2], we hereby request that the Division of Corporation Finance confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trusts do not register and report with respect to the beneficial interests in the Liquidating Trusts (the "Beneficial Interests") (i) under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (ii) under Sections 12(g), except that no such confirmation under Section 12 (g) is sought with respect to American Income Fund I-A, a Massachusetts Limited Partnership Liquidating Trust and American Income Fund I-B, a Massachusetts Limited Partnership Liquidating Trust . This letter supercedes and replaces our letter to you dated October 21, 2002. In the event the Division of Corporation Finance concludes that it is inappropriate to handle the above request through the no-action letter process, please consider this request as an application for an exemptive order pursuant to Section 12(h) of the Exchange Act.[3]

I. Background

A. History of the Partnerships and the Liquidating Trusts

The Partnerships were formed between 1989 and 1991 to acquire and lease capital equipment to third parties. The Partnerships were sponsored by Equis Financial Group ("EFG") as successor to American Finance Group.

On January 15, 1998, EFG and certain affiliates were named as Defendants and the Partnerships were named as Nominal Defendants in a class and derivative action brought by certain unitholders of the Partnerships (the "Plaintiffs") in the United States District Court for the Southern District of Florida (the "Court") entitled *Leonard Rosenblum, et al. v. Equis Financial Group Limited*

---

[2] Each of the Partnerships was formed as a Massachusetts limited partnership. They were: American Income Partners V-A Limited Partnership, American Income Partners V-B Limited Partnership, American Income Partners V-C Limited Partnership, American Income Partners V-D Limited Partnership, American Income Fund I-A, a Massachusetts Limited Partnership, American Income Fund I-B, a Massachusetts Limited Partnership, American Income Fund I-C, a Massachusetts Limited Partnership, American Income Fund I-D, a Massachusetts Limited Partnership, American Income Fund I-E, a Massachusetts Limited Partnership, AIRFUND International Limited Partnership, and AIRFUND II International Limited Partnership.

[3] Relief is not requested under 12 (g) for American Income Fund I-A, a Massachusetts Limited Partnership Liquidating Trust and American Income Fund I-B, a Massachusetts Limited Partnership Liquidating Trust because they do not have 500 holders, and because the predecessor Partnerships for those Liquidating Trusts (American Income Fund I-A and American Income Fund I-B) had not registered, and were not required to register, Pursuant to Section 12(g).

Partnership, et al. (the "Litigation"). After extensive settlement negotiations by and among the Plaintiffs and EFG, for itself and on behalf of the Defendants, including the general partners of the Partnerships, the Plaintiffs and EFG, for itself and the other Defendants set forth above, entered into a Revised Stipulation of Settlement dated as of January 29, 2002 and amended on June 11, 2002 (the "Settlement"). On June 7, 2002, the Court held a fairness hearing to consider the Settlement and any objections thereto. The Settlement and the transactions contemplated thereby were approved by the Court pursuant to a Final Judgment and Order (the "Order") entered on the docket on June 18, 2002, and the Court found that the Settlement is, in all respects, fair, reasonable and adequate. The Order directs the implementation of the Settlement.

B. Process of Dissolution and Liquidation

Pursuant to the terms of the Settlement, all of the Partnerships have liquidated all of their assets. All of the Partnerships have applied and distributed their existing cash and cash proceeds of liquidation to the unitholders of each of the Partnerships in accordance with each Partnership's Limited Partnership Agreement and the terms of the Settlement, subject to certain reservations of cash in a separate account maintained on behalf of each Partnership by the Trustee for any contingent or existing sales, use and property tax or other types of liabilities that are reasonably estimated for each such Partnership (the "Cash Reserves"). All unapplied and undistributed cash, other than the Cash Reserves, and all remaining assets of each Partnership that were not sold for cash prior to the liquidation of such Partnership were placed in the corresponding Liquidating Trust administered by the Trustee. Each unitholder of each Partnership has been deemed to be the holder of a *pro rata* beneficial interest in the corresponding Liquidating Trust in proportion to such unitholder's interest in the Partnership, and all units of limited partnership interests have been deemed cancelled. All of the net cash proceeds from the sale of assets of each of the Liquidating Trusts, less reserves for contingent liabilities, shall be distributed to the beneficiaries of each of the Liquidating Trusts no later than December 31, 2003. The Trustee acknowledges that if, for any reason, the term of any of the Liquidating Trusts extends beyond December 31, 2003, the applicable Liquidating Trust shall request additional no-action assurances from the Commission prior to any such extension.

All of the Partnerships have dissolved by filing a Certificate of Cancellation with the Secretary of State of The Commonwealth of Massachusetts prior to the date hereof.

C. Terms of Each of the Liquidating Trusts

Beneficial Interests in each of the Liquidating Trusts are not transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests in a given Liquidating Trust may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests in a given Liquidating Trust held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the Trustee. The Beneficial Interests in each of the Liquidating Trusts are not certificated.

Each Liquidating Trust's activities are specifically limited to holding, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the dissolved Partnerships, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof. To the extent the Trustee invests income and proceeds of any of the Liquidating Trusts prior to distribution or invests cash retained to meet such Liquidating Trust's expenses and liabilities, such investments are made in only demand and time deposits at commercial banks, short-term certificates of deposit, treasury bills, securities issued by state or local governments (or agencies or instrumentalities thereof) or commercial paper rated A1P1 or higher.

Each of the Liquidating Trusts will terminate upon payment to the holders of Beneficial Interests of all of the assets in such Liquidating Trust and in any event no later than December 31, 2003. The life of a given Liquidating Trust may, however, be extended if the Trustee then determines that an extension is reasonably necessary to pay or make provision for then known liabilities, actual or contingent, and such Liquidating Trust has requested additional no-action assurances from the Commission prior to any such extension.

The Trustee is required to issue an annual report to the holders of all Beneficial Interests in each Liquidating Trust showing the assets and liabilities of such Liquidating Trust at the end of each calendar year and the receipts and disbursements of the Trustee with respect to such Liquidating Trust for the period. The annual report will also describe the changes in the assets of each of the Liquidating Trusts during the reporting period and the actions taken by the Trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by independent public accountants. The annual report of each of the Liquidating Trusts showing the interests of the Beneficial Holders in each of the Liquidating Trusts furnished to the holders of Beneficial Interests of each such Liquidating Trust will be filed with the Commission under cover of a Form 10-K using each corresponding Partnership's Commission file number.

The Trustee will cause each of the Liquidating Trusts to file with the Commission a current report under cover of a Form 8-K using each Partnership's Commission file number whenever an event occurs with respect to such Liquidating Trust for which Form 8-K requires such report to be filed or whenever, in the opinion of the Trustee, any other material event relating to a Liquidating Trust's assets has occurred, and a copy of each such report shall be sent to the holders of Beneficial Interests of such Liquidating Trust. It is not presently contemplated that any of the Liquidating

Trusts would provide holders of its Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for any of the Liquidating Trusts.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: Burnham Pacific Properties, Inc., BPP Liquidating Trust (Pub. Avail. June 21, 2002); Cambridge Advantaged Properties II Limited Partnership (Pub. Avail. Feb. 6, 2002); JG Industries, Inc. (Pub. Avail. June 18, 2001); Secom General Corporation (Pub. Avail. March 21, 2001); Phoenix Medical Technology, Inc. (Pub. Avail. Nov. 17, 2000); Roberds, Inc. (Pub. Avail. October 4, 2000); MGI Properties, MGI Liquidating Trust (Pub. Avail. Sept. 29, 2000); M-L Lee Acquisition Fund, L.P. (Pub. Avail. Feb. 4, 2000); JMB Income Properties, Ltd. -XIII (Pub. Avail. May 13, 1999); JMB Income Properties, Ltd. -IX (Pub. Avail. Apr. 24, 1997); JMB Mortgage Partners, Ltd. (Pub. Avail. Apr. 24, 1997); Rathbone, King & Seeley, Inc (Pub. Avail. July 30, 1993); Oppenheimer Landmark Properties (Pub. Avail. Mar. 9, 1993); VHA Enterprises, Inc. (Pub. Avail. January 7, 1993); Grubb & Ellis Realty Income Trust Liquidating Trust (Pub. Avail. May 26, 1992); JMB Realty Trust (Pub. Avail. November 19, 1990); Federated Natural Resources Corp. (Pub. Avail. July 13, 1989); SMI Liquidating Corp. (Pub. Avail. Dec. 27, 1984); Invest-Tex, Inc. (Pub. Avail. January 12, 1987); Raymond Industries, Inc. (Pub. Avail. September 12, 1984); and United Western Corp. (Pub. Avail. Dec. 26, 1984).

Each of the Liquidating Trusts will operate exclusively to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of its Beneficial Interests in compliance with the terms of the Settlement and Order. It will not operate in any capacity to acquire additional investments except that the Liquidating Trust Agreements provide that the Liquidating Trustee may invest in (i) direct obligations of the United States of America or obligations of any agency or instrumentality thereof which mature not later than one year from the date of acquisition thereof; (ii) money market deposit accounts, checking accounts, savings accounts, or certificates of deposit, commercial paper rated not less than A1P1, or other time deposit accounts which mature not later than one year from the date of acquisition thereof which are issued by a commercial bank, brokerage firm or savings institution organized under the laws of the United States of America or any state thereof including, the Wilmington Fund, an AAA rated money market fund managed by Rodney Square, and an affiliate of the Liquidating Trustee; or (iii) other temporary investments not inconsistent with the Liquidating Trust's status as a liquidating trust for tax purposes. Neither the Beneficial Interests nor the limited partnership units of each of the dissolved predecessor Partnerships were or are listed on any exchange and are not actively traded. Except in limited circumstances, trading was prohibited by court order during the pendency of the negotiations of the Settlement. The Trustee is advised that each of the Partnerships has filed a Form 15 under the Exchange Act.

It is counsel's opinion that none of the Liquidating Trusts would be an issuer of "equity securities" within the meaning of Sec. 12 of the Exchange Act. Each of the Liquidating Trusts operates solely for the purpose of liquidating and distributing the cash and the cash proceeds from the liquidation of the assets transferred to it, and will terminate on December 31, 2003 or upon the completion of its distribution of cash, whichever is sooner. Without limiting the foregoing, the Liquidating Trusts have no objective to continue or engage in the conduct of any trade or business. Certificates representing the Beneficial Interests in any of the Liquidating Trusts have not been, and will not be, issued and the Beneficial Interests are not transferable except that they may be assigned or transferred by will, intestate succession, or operation of law and that the executor or administrator of the estate of a holder of Beneficial Interests may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber the Beneficial Interests held by the estate of such holder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the holder upon written notice to and upon written consent of the Trustee of the applicable Liquidating Trust. Due to the restriction on transfer, there is no market for the Beneficial Interests and, consequently, no need for the general public to have information about any of the Liquidating Trusts. Holders of Beneficial Interests in each of the Liquidating Trusts however, will continue to receive periodic reports under cover of Forms 10-K and 8-K. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts. See, e.g., Burnham Pacific Properties, Inc., BPP Liquidating Trust, *supra*; Marriott Residence Inn II Limited Partnership (Pub. Avail. May 8, 2002); Marriott Residence Inn Limited Partnership (Pub. Avail. Feb. 20, 2002); MGI Properties, MGI Liquidating Trust, *supra*; JMB Income Properties, Ltd. -XIII, *supra*; VHA Enterprises, Inc., *supra*; Grubb & Ellis Realty Income Trust Liquidating Trust, *supra*; Federated Natural Resources Corp., *supra*; and Invest-Tex, Inc., *supra*.

Compliance with the reporting obligations of the Exchange Act will place an unreasonable financial and administrative burden on the Liquidating Trusts and significantly reduce the amount of distributions to holders of Beneficial Interests. The cost of auditing annual financial statements and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Further, because the Liquidating Trusts have no operations, the employees that have historically prepared financial statements for each of the corresponding dissolved Partnerships may not be available to the Liquidating Trusts. Further, Wilmington Trust Company, the sole Trustee of each of the Liquidating Trusts will be obligated to furnish holders of Beneficial Interests in such Liquidating Trust with annual reports that contain, among other things, unaudited financial information for such Liquidating Trust, and the Liquidating Trust will file such annual report under cover of a Form 10-K. Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited summary balance sheet prepared in accordance with generally accepted accounting principles. In addition, each of the Liquidating Trusts plans to file and distribute to holders of its Beneficial Interests current reports under cover of a Form 8-K to disclose any material events required by such form. However, neither the annual or current reports to be filed with the Commission shall be deemed filed pursuant to Section 13(a) of the Exchange Act.

Because there is no market, public or private, for the Beneficial Interests and the Trustee of each of the Liquidating Trusts will keep the holders of its Beneficial Interests informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, each of the Liquidating Trusts seeks approval that each of the Liquidating Trusts need not file quarterly reports on Form 10-Q and need not include audited financial statements in its annual reports on Form 10-K. The information required to be filed under cover of a Form 10-Q would be superfluous to information that each of the Liquidating Trusts will have already provided the holders of its Beneficial Interests. Fundamentally, the Liquidating Trustee desires to increase the amount available for distribution by avoiding the substantial costs of an internal and external audit for the 10-K and the costs of preparing 10-Qs for each of the Liquidating Trusts. When considered as a whole, not requiring the Liquidating Trusts to file quarterly reports and annual reports that contain audited financial information would not be inconsistent with the protection of investors as the Beneficial Interests of each of the Liquidating Trusts will not be traded and holders thereof will be kept informed of material fiscal developments through annual and current reports. As such, the Trustee and the Liquidating Trusts believe that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

III. Request for No-Action Relief

Based on the foregoing, we respectfully request the Division of Corporation Finance to confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trusts do not register under the Exchange Act and comply with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

In accordance with Securities Act Release 6269 (December 5, 1980), seven additional copies of this letter have been provided. We would appreciate the Staff's response and are available to discuss this matter further should the staff wish any additional information. In this regard, please feel free to contact the undersigned at Putney, Twombly, Hall & Hirson, LLP .

Please acknowledge your receipt of this no-action letter request by stamping the extra copy of this letter and returning it to the undersigned in the pre-addressed, stamped envelope provided.

Very truly yours,



William M. Pollak

WMP/dj
cc: Wilmington Trust, FSB

H:\WMP\Wilmington\NoAction02.20.03.doc